SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                       Globalstar Telecommunications Ltd.
                -------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    379364904
                                    ---------
                                 (CUSIP Number)


                                    12/31/99
                                    --------

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)
         [ X]  Rule 13d-1(c)
         [  ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  379364904



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  General Electric Company
                  I.R.S. #14-0689340

2.       Check the Appropriate Box if a Member of a Group
         (a)      [  ]                      (b)               [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization

                  New York

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                    4,044,760

6.       Shared Voting Power                                  None

7.       Sole Dispositive Power                               4,044,760

8.       Shared Dispositive Power                             None

9.       Aggregate Amount Beneficially Owned
         by Each Reporting Person                             4,044,760


10.      Check box if the Aggregate Amount in Row (9)
         Excludes Certain Shares                              [   ]


11.      Percent of Class Represented by
         Amount in Row (9)                                    4.55%


12.      Type of Reporting Person                             CO

Item 1.

         (a)      Name of Issuer:

                  Globalstar Telecommunications Ltd.

         (b)      Address of Issuer's Principal Executive Offices:

                  Cedar House
                  41 Cedar Avenue
                  Hamilton HM12, Bermuda

Item 2.

         (a)      Name of Person Filing:

                  General Electric Company. The securities are held of record by an indirect, wholly owned subsidiary of General Electric Company.

         (b)      Address of Principal Business Office, or if None, Residence:

                  3135 Easton Turnpike
                  Fairfield, Connecticut 06431

         (c)      Citizenship:

                  New York Corporation

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  See cover sheet.

Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)  [ ] Broker or dealer registered under Section 15 of the Act.

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

         (c)  [ ] Insurance company as defined in Section 13(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].


Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  See Item 9 of cover page

         (b)      Percent of class:

                  See Item 11 of cover page

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or direct the vote

                         See Item 5 of cover page

                  (ii)   Shared power to vote or to direct the vote

                         None

                  (iii)  Sole power to dispose or to direct the disposition of

                         See Item 7 of cover page

                  (iv)   Shared power to dispose or to direct the disposition of

                         None

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    GENERAL ELECTRIC COMPANY



                    By: /s/ Janet Bedol
                    --------------------------------
                    Name:  Janet Bedol
                    Title: Associate Securities Counsel and
                           Attorney-in-Fact*


                    Dated: February 11, 2000


Signed pursuant to Power of Attorney filed as Exhibit 24 to the Schedule 13G filed by General Electric Company with respect to Plug Power, Inc. and incorporated herein by reference.